EXHIBIT 99.1

Trilogy International Partners Inc. Announces Results of Annual General Shareholders’ Meeting

BELLEVUE, Wash., May 10, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) (the “Corporation” or “TIP Inc.”),  an international wireless and fixed broadband telecommunications operator, is pleased to announce the results from its Annual General Meeting of Shareholders (the “Meeting”) held on May 10, 2019.

By resolution passed by ballot vote, all of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Corporation’s Management Information Circular dated March 28, 2019, were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld

	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
John W. Stanton	51,935,462	87.92%	7,137,023	12.08%
Bradley J. Horwitz	51,939,362	87.92%	7,133,123	12.08%
Theresa E. Gillespie	51,939,362	87.92%	7,133,123	12.08%
Mark Kroloff	54,939,380	93.00%	4,133,105	7.00%
Alan D. Horn	55,339,080	93.68%	3,733,405	6.32%
Nadir Mohamed	55,342,980	93.69%	3,729,505	6.31%
Reza Satchu	51,939,362	87.92%	7,133,123	12.08%

The other items of business at the Meeting were to (i) reauthorize the unallocated restricted share units (“RSUs”) for issuance under the Corporation’s restricted share unit plan (the “RSU Plan”); (ii) reauthorize the unallocated deferred share units (“DSUs”) for issuance under the Corporation’s deferred share unit plan (the “DSU Plan”) and amended the DSU Plan to allow for grants of DSUs to non-independent non-management directors; and (iii) appoint Grant Thornton LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

By resolution passed by ballot vote, the shareholders reauthorized the unallocated RSUs for issuance under the RSU Plan. Votes by securityholders and proxyholders received with respect to the reauthorization of RSUs under the RSU Plan, were voted as follows:

Votes For		Votes Against
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
51,478,782	87.14%	7,593,703	12.85%

By resolution passed by ballot vote, the shareholders approved the (i) reauthorization of the unallocated DSUs for issuance under the DSU Plan, and (ii) the amendment to the DSU Plan, allowing for non-independent, non-management directors to participate in the DSU Plan. Votes by securityholders and proxyholders received with respect to the reauthorization of DSUs under the DSU Plan and the amendment to the DSU Plan, were voted as follows:

Votes For		Votes Against
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
55,285,900	93.59%	3,786,585	6.41%

By resolution passed by ballot vote, Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company for the ensuing year.  Votes by securityholders and proxyholders received with respect to the reappointment of Grant Thornton LLP, Chartered Accountants, were voted as follows:

Votes For		Votes Withheld
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
60,079,858	100.00%	1700	0.00%

In accordance with the terms of the Company’s dividend reinvestment plan (the “DRIP”), the Company also announces that it has amended the DRIP to provide the Company with flexibility to extend enrollment deadlines.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com.

Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development